UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : May 28, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding the Share Exchange Agreement to Make Mitsubishi UFJ NICOS Co., Ltd.

a Wholly Owned Subsidiary of Mitsubishi UFJ Financial Group, Inc.

Tokyo, May 28, 2008 — At their respective board meetings held today, Mitsubishi UFJ Financial Group, Inc. (MUFG), the parent company of The Bank of Tokyo-Mitsubishi UFJ Ltd. (BTMU), and Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary of BTMU, entered into a Share Exchange Agreement, subject to approval by the general shareholders’ meeting of Mitsubishi UFJ NICOS scheduled for June 27, 2008 and the relevant authorities, under which Mitsubishi UFJ NICOS will become a wholly owned subsidiary of MUFG by means of a share exchange transaction, as originally planned in the September 20, 2007 memorandum of understanding between the two companies.

Details are provided in the attached document.

*    *    *

Mitsubishi UFJ Financial Group, Inc. Mitsubishi UFJ NICOS Co., Ltd.

Regarding the Share Exchange Agreement to Make Mitsubishi UFJ NICOS Co., Ltd.

a Wholly Owned Subsidiary of Mitsubishi UFJ Financial Group, Inc.

Tokyo, May 28, 2008 — At their respective board meetings held today, Mitsubishi UFJ Financial Group, Inc. (MUFG) and Mitsubishi UFJ NICOS Co., Ltd. entered into a Share Exchange Agreement, subject to approval by the general shareholders’ meeting of Mitsubishi UFJ NICOS scheduled for June 27, 2008 and the relevant authorities, under which Mitsubishi UFJ NICOS will become a wholly owned subsidiary of MUFG by means of a share exchange transaction (the “Share Exchange”), as originally planned in the September 20, 2007 memorandum of understanding between the two companies.

1.	Purpose of Making Mitsubishi UFJ NICOS a Wholly Owned Subsidiary By Means of the Share Exchange

(1)	Purpose of Share Exchange

On September 20, 2007, in order to deal with changes in the regulatory environment and the development and expansion of the credit card market, MUFG and Mitsubishi UFJ NICOS agreed in a memorandum of understanding that MUFG would underwrite the entirety of a third-party allotment of new shares in the amount of 120 billion yen to be conducted by Mitsubishi UFJ NICOS, and that Mitsubishi UFJ NICOS would become a wholly owned subsidiary of MUFG by means of a share exchange followed by the delisting of Mitsubishi UFJ NICOS. The agreement was made with the following objectives: (1) to strengthen the financial foundation of Mitsubishi UFJ NICOS, (2) to further enhance the strategic integrity and flexibility of the MUFG Group, including Mitsubishi UFJ NICOS, and to strive for effective utilization of managerial resources within the Group, (3) to clearly position Mitsubishi UFJ NICOS as a core business entity of the MUFG Group on par with banks, trusts, and securities firms, and (4) to further strengthen and nurture the card business operated by Mitsubishi UFJ NICOS as a strategic focus of MUFG’s consumer finance business.

Based on the aforementioned memorandum, on November 6, 2007, MUFG underwrote the entirety of a third-party allotment of new shares in the amount of 120 billion yen, and today, MUFG and Mitsubishi UFJ NICOS have entered into a Share Exchange Agreement under which Mitsubishi UFJ NICOS will become a wholly owned subsidiary of MUFG by means of a share exchange.

Through the Share Exchange, MUFG hopes to respond to its customers’ needs for sophistication and diversification in a more comprehensive and efficient manner and meet the expectations of its shareholders, including current shareholders of Mitsubishi UFJ NICOS.

Mitsubishi UFJ NICOS has also received approval of the Share Exchange from The Bank of Tokyo-Mitsubishi UFJ, Ltd., which owns 669,397,696 shares of Mitsubishi UFJ NICOS common stock, and the Norinchukin Bank, which owns 9,036,675 shares of Mitsubishi UFJ NICOS common stock and 50,000,000 shares of Mitsubishi UFJ NICOS Class 1 stock.

(2)	Expected Delisting

Through the Share Exchange, Mitsubishi UFJ NICOS will become a wholly owned subsidiary of MUFG, and in accordance with the listing rules of the Tokyo Stock Exchange Group, Inc., following the appropriate procedures, Mitsubishi UFJ NICOS common stock is expected to be delisted on July 28, 2008 (the final day of trading being July 25, 2008). After the delisting, it will no longer be possible to buy and sell Mitsubishi UFJ NICOS common stock on the Tokyo Stock Exchange.

(3)	Measures to Ensure Fairness

As a measure to ensure a fair and appropriate Share Exchange Ratio, as explained in section 2(3)(1) below, both companies referred to calculations by separate and independent third-party institutions. The companies agreed on a Share Exchange Ratio as a result of negotiations and discussions making reference to analyses of the calculations of the third-party institutions. In addition, MUFG has received an opinion from Nomura Securities Co., Ltd. to the effect that the Share Exchange Ratio for the common stock is fair to MUFG from a financial perspective. Mitsubishi UFJ NICOS has received an opinion from KPMG FAS Co., Ltd. (KPMG) to the effect that the Share Exchange Ratio is fair to the holders of the common stock (other than MUFG and its affiliates) from a financial perspective. Furthermore, as explained in subsection (4) below, an Independent Evaluation Committee was established at Mitsubishi UFJ NICOS to review the fairness of the Share Exchange Ratio, and the Committee’s opinion was given the utmost importance in determining the Share Exchange Ratio.

(4)	Measures to Avoid Conflicts of Interest

Because the Share Exchange will be carried out by Mitsubishi UFJ NICOS and MUFG, which owns 75.77% of the voting rights of Mitsubishi UFJ NICOS, special procedures were implemented to protect the minority shareholders of Mitsubishi UFJ NICOS and ensure fairness in the Share Exchange.

Specifically, an Independent Evaluation Committee consisting of one outside director (Noboru Matsuda, attorney-at-law) and two outside experts (Shinichi Kasahara, attorney-at-law, and Eiji Asada, CPA) was formed at the Mitsubishi UFJ NICOS board meeting on November 8, 2007, and the Committee reviewed (1) whether the Share Exchange improves the corporate value of Mitsubishi UFJ NICOS, (2) whether the consideration (the Share Exchange Ratio) was fair, and (3) whether shareholder interests were taken into consideration through fair procedures.

The Independent Evaluation Committee met 10 times during the period between February 25, 2008 and May 27, 2008 and carefully discussed the above review items with Mitsubishi UFJ NICOS’s outside advisors (legal advisor: Nishimura & Asahi, accounting and tax advisor: KPMG AZSA & Co., third-party appraiser: KPMG) in attendance. The Independent Evaluation Committee received explanations from representatives of Mitsubishi UFJ NICOS and the outside experts regarding the influence of the Share Exchange on the corporate value of Mitsubishi UFJ NICOS, the methods and procedures for calculating the Share Exchange Ratio, the content of the Share Exchange Agreement, the state of negotiation of the Share Exchange Agreement, including the Share Exchange Ratio, and other matters relating to the Share Exchange. The Committee also reviewed the calculations and analysis that Mitsubishi UFJ NICOS received from KPMG, the advice received from the outside advisors, and other data received by Mitsubishi UFJ NICOS, and confirmed the content of KPMG’s opinion on the Share Exchange Ratio. As a result of its discussions, the Committee presented the following opinions in writing at the Mitsubishi UFJ NICOS board meeting on May 27, 2008: (1) it is reasonable to determine that the Share Exchange would improve the corporate value of Mitsubishi UFJ NICOS, (2) it is reasonable to determine that the Share Exchange Ratio is fair, and (3) it is reasonable to determine that shareholder interests were considered in the Share Exchange through fair procedures. In the board meeting on May 28, 2008 after careful deliberation regarding the fairness of the terms and procedures of the Share Exchange in which the board reviewed the opinion of the Independent Evaluation Committee, the board of directors of Mitsubishi UFJ NICOS unanimously approved the decision to enter into the Share Exchange Agreement.

Tadachiyo Osada, a director of Mitsubishi UFJ NICOS and a corporate officer at MUFG and the Bank of Tokyo-Mitsubishi UFJ, had potential conflicts of interest regarding the Share Exchange because of his positions on the MUFG side. Accordingly, Mr. Osada excused himself from all discussions regarding the Share Exchange for which his presence was not necessary, and did not participate in the vote or the decision.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Execution of the memorandum of understanding:	September 20, 2007

Record date for general shareholders’ meeting:	March 31, 2008

Board meeting to approve the Share Exchange:	May 28, 2008

Execution of the Share Exchange Agreement:	May 28, 2008

General shareholders’ meeting to approve the Share

Exchange (Mitsubishi UFJ NICOS):	June 27, 2008 (tentative)

Final day of trading (Mitsubishi UFJ NICOS):	July 25, 2008 (tentative)

Delisting date (Mitsubishi UFJ NICOS):	July 28, 2008 (tentative)

Effective date of the Share Exchange:	August 1, 2008 (tentative)

Date of delivery of stock certificates:	Mid-September 2008 (tentative)

(Note 1)	Pursuant to Article 796-3 of the Company Law of Japan (Simple Share Exchanges), MUFG may carry out the Share Exchange without receiving approval for the Share Exchange Agreement at its general shareholders’ meeting.

(Note 2)	The effective date of the Share Exchange may be changed by agreement between MUFG and Mitsubishi UFJ NICOS.

(2)	Allocation of Shares in the Share Exchange

Company name	MUFG (Parent company)	Mitsubishi UFJ NICOS (Wholly owned subsidiary)
Stock	Common stock	Common stock	Class 1 stock
Share exchange ratio	1	0.37	1.39

(Note 1)	In the Share Exchange, MUFG will issue to the shareholders of Mitsubishi UFJ NICOS (being the beneficial shareholders, excluding MUFG), in exchange for their common shares or Class 1 shares, the amount of MUFG shares equal to the aggregate number of common shares or Class 1 shares held as of the day preceding the effective date (the effective date being August 1, 2008 (tentative)) by all shareholders entered or recorded in the final Mitsubishi UFJ NICOS shareholders’ register (including the beneficial shareholders’ register) multiplied by 0.37 for common shares or 1.39 for Class 1 shares. The common stock received by Mitsubishi UFJ NICOS shareholders from MUFG is expected to come from treasury stock rather than an issuance of new shares. Where a Mitsubishi UFJ NICOS shareholder is to receive a fraction of an MUFG common share in the Share Exchange, such Mitsubishi UFJ NICOS shareholder will instead receive cash compensation under Article 234 of the Company Law of Japan.

(Note 2)	For each share of Mitsubishi UFJ NICOS common stock, shareholders will receive 0.37 shares of MUFG common stock, and for each share of Mitsubishi UFJ NICOS Class 1 stock, shareholders will receive 1.39 shares of MUFG common stock. MUFG presently owns 400,000,000 shares of Mitsubishi UFJ NICOS common stock, but will receive no allocation of stock in the Share Exchange for the Mitsubishi UFJ NICOS shares it owns as of the day preceding the effective date (the effective date being August 1, 2008 (tentative)).

(Note 3)	The content above is subject to change by agreement between MUFG and Mitsubishi UFJ NICOS in the event of a material change in the basic assumptions underlying the calculations.

(3)	Basis of Calculation for Share Exchange

(1)	Calculation Basis and Background

In order to ensure the fairness and appropriateness of the Share Exchange Ratio, MUFG selected Nomura Securities and Mitsubishi UFJ NICOS selected KPMG as their respective third-party institutions to perform the Share Exchange Ratio calculations.

MUFG received a written opinion from Nomura Securities on May 26, 2008 that, based on and subject to the factors and assumptions set forth below, as of such date, the Share Exchange Ratio for the common stock was fair to MUFG from a financial perspective.

Nomura Securities performed an analysis of the historical stock prices of MUFG and Mitsubishi UFJ NICOS (the average closing prices for the periods of 5 business days, one month, three months and six months, respectively, ending on the base dates, which are May 23, 2008 (the first base date) and the day prior to the date of the public announcement of the basic agreement (the second base date), after considering all the circumstances). Nomura Securities also performed a separate analysis of Mitsubishi UFJ NICOS and calculated the Share Exchange Ratio for the common stock both by comparing listed companies engaged in similar businesses from a financial perspective and by applying the dividend discount model (DDM) to financial forecasts that reflect the future business activities of Mitsubishi UFJ NICOS. In calculating the Share Exchange Ratio for the common stock under the comparable companies and DDM methods, Nomura Securities used, as the value of MUFG’s common stock, the average closing prices both for the periods of 5 business days and one month ending on the first base date. To calculate the Share Exchange Ratio for the Class 1 stock, Nomura Securities analyzed the economic value of the Class 1 stock by applying its valuation model, and compared it to the average closing prices of MUFG for the 5-business day and one-month periods ending on the first base date. Nomura Securities took these analyses and the results of its investigations into careful consideration and presented to MUFG its opinion regarding the Share Exchange Ratio for the common stock. The ranges of valuations that Nomura Securities calculated using the results of each analysis are shown below.

Method	Calculated range for the Share Exchange Ratio (common stock)
Market price analysis (using the first base date)	0.29–0.39

Market price analysis (using the second base date)	0.26–0.28

Comparable companies analysis	0.23–0.26

DDM	0.28–0.41

In calculating the Share Exchange Ratio, Nomura Securities assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it by both companies, and Nomura Securities did not undertake any responsibility to independently verify such information, nor has it undertaken any independent evaluation or appraisal of any assets or liabilities of MUFG or Mitsubishi UFJ NICOS, nor has it been furnished with any such evaluation or appraisal. With respect to the financial forecast information furnished to or discussed with Nomura Securities by Mitsubishi UFJ NICOS, Nomura Securities assumed that it was reasonably prepared and reflected the best currently available estimates and judgment of Mitsubishi UFJ NICOS’s management as to the expected future financial performance of Mitsubishi UFJ NICOS. Nomura Securities’s opinion was based upon market, economic, and other conditions as they existed and could be evaluated as of, and on the information made available to Nomura Securities as of, May 23, 2008.

Mitsubishi UFJ NICOS received a written opinion from KPMG on May 26, 2008 that, based on and subject to the factors and assumptions set forth below, the Share Exchange Ratio was fair to the holders of the common stock (other than MUFG and its affiliates) from a financial perspective. KPMG analyzed the historical stock prices of MUFG and Mitsubishi UFJ NICOS (the measurement being based on a calculation date of May 23, 2008, and using the average closing prices for the 3-day period prior to the calculation date (May 21, 2008–May 23, 2008), the 1-month period prior to the calculation date (April 24, 2008–May 23, 2008), the 3-month period prior to the calculation date (February 25, 2008–May 23, 2008), and the 6-month period prior to the calculation date (November 26, 2007–May 23, 2008), as well as the average closing prices for the 1-month period prior to the announcement of the basic agreement on September 20, 2007 (August 20, 2007–September 19, 2007)). KPMG also used other methods of analysis such as the DDM to calculate the Share Exchange Ratio for the common stock. To calculate the Share Exchange Ratio for the Class 1 stock, KPMG analyzed the historical stock prices as described above and used the tree-based method to analyze the value of the Class 1 stock and calculate a Share Exchange Ratio. KPMG took these results into consideration and presented to Mitsubishi UFJ NICOS its opinion regarding the Share Exchange Ratio for the common stock.

The ranges of valuations that KPMG calculated using the results of each analysis are shown below.

a.	The calculated range for the Share Exchange Ratio based on the analysis of historical stock prices was 0.284–0.389 shares of Mitsubishi UFJ NICOS common stock for each MUFG share.

b.	The calculated range for the Share Exchange Ratio based on the DDM methods was 0.259–0.370 shares of Mitsubishi UFJ NICOS common stock for each MUFG share.

In calculating the Share Exchange Ratio, KPMG assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it by both companies, and KPMG did not undertake any responsibility to independently verify such information, nor has it undertaken any independent evaluation or appraisal of any assets or liabilities of MUFG or Mitsubishi UFJ NICOS, nor has it been furnished with any such evaluation or appraisal.

With respect to the financial forecast information furnished to or discussed with KPMG by Mitsubishi UFJ NICOS as well as MUFG, KPMG assumed that it was reasonably prepared and reflected the best currently available estimates and judgment of Mitsubishi UFJ NICOS’s management as well as MUFG’s management as to the expected future financial performance of Mitsubishi UFJ NICOS as well as MUFG. KPMG’s opinion was based upon market, economic, and other conditions as they existed and could be evaluated as of, and on the information made available to KPMG as of, May 23, 2008.

(2)	Relationships with the Calculation Institutions

Nomura Securities is not a related party of MUFG. Likewise, KPMG is not a related party of Mitsubishi UFJ NICOS.

(4)	Treatment of Share Warrants and Convertible Bonds

Mitsubishi UFJ NICOS is not issuing share warrants or convertible bonds.

3.	Profile of the Parties Involved in the Share Exchange

(As of March 31, 2008)

	Parent Company (Tentative)		Wholly-Owned Subsidiary (Tentative)
Trade name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ NICOS Co., Ltd.
Principal business	Bank holding company		Credit card business
Date of establishment	April 2, 2001		June 7, 1951
Main office location	2-7-1 Marunouchi, Chiyoda-ku, Tokyo		3-33-5 Hongo, Bunkyo-ku, Tokyo
Representative	President & CEO		President, CEO, and Chairman
	Nobuo Kuroyanagi		Kazuhiro Omori
Capitalization	1 trillion 383 billion yen		109.3 billion yen
Total number of outstanding shares	Common stock: First series of Class 3 preferred stock: Class 8 preferred stock: Class 11 preferred stock: Class 12 preferred stock:	10,861,643,790 100,000,000 17,700,000 1,000 33,700,000	Common stock: Class 1 stock:	1,422,924,559 50,000,000
Net assets (consolidated)	9 trillion 599.7 billion yen		179.1 billion yen
Total assets (consolidated)	192 trillion 993.1 billion yen		4 trillion 3.5 billion yen
Accounting term	March 31		March 31
Number of employees (consolidated)	78,302 employees		4,409 employees

Major shareholders and shareholding ratios	Japan Trustee Services Bank (Trust Account)	(4.86%)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	(47.04%)
	The Master Trust Bank of Japan (Trust Account)	(4.22%)	Mitsubishi UFJ Financial Group, Inc.	(28.11%)
	Hero and Company	(3.18%)	UBS AG London A/C IPB Segregated Client Account	(3.92%)
	Nippon Life Insurance Company	(2.57%)	ACOM Co.	(1.67%)
	State Street Bank and Trust Company	(1.99%)	Nippon Life Insurance	(1.06%)
	The Master Trust Bank of Japan (Meiji Yasuda Life Insurance / Retirement Account)	(1.61%)	The Master Trust Bank of Japan (Trust Account )	(0.69%)
	State Street Bank and Trust Company 505103	(1.40%)	The Norinchukin Bank	(0.63%)
	Toyota Motor Corporation	(1.37%)	Japan Trustee Services Bank (Trust Account)	(0.61%)
	Meiji Yasuda Life Insurance	(1.27%)	Taiyo Life Insurance	(0.35%)
	The Master Trust Bank of Japan (Mitsubishi Heavy Industries / Retirement Account)	(1.09%)	Japan Trustee Services Bank (Trust Account 4)	(0.28%)
	In addition to the holdings listed above, MUFG has 500,889,485 common shares of treasury stock.
Capital relationship between the companies	MUFG owns 75.77% of the total shareholder voting rights of Mitsubishi UFJ NICOS.
Personal relationship between the companies	The Bank of Tokyo-Mitsubishi UFJ, a subsidiary of MUFG, has one director on the board of directors at Mitsubishi UFJ NICOS.
Business relationship between the companies	Mitsubishi UFJ NICOS has, as of May 27, 2008, obtained financing through the Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking Corporation, subsidiaries of MUFG, for 382 billion yen (including the assumption of 104.9 billion yen of commercial paper) and 73.4 billion yen (including the assumption of 17.9 billion yen of commercial paper), respectively.
Relevant situation with related parties	Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG.

<Changes in Business Performance Over the Past 3 Years>

(Consolidated basis / Unit: hundreds of millions of yen)

	Mitsubishi UFJ Financial Group, Inc.
Fiscal year	FY ending March 31, 2006	FY ending March 31, 2007	FY ending March 31, 2008
Ordinary revenue	42,939	60,940	63,939
Ordinary profit	10,780	14,570	10,290
Net profit	7,707	8,809	6,366
Net profit per share	93,263.16 yen	86,795.08 yen	61.00 yen
Annual dividends per share of common stock	7,000.00 yen	11,000.00 yen	14.00 yen (tentative)
Net assets per share	692,792.39 yen	801,320.41 yen	729.99 yen

(Note)	On September 30, 2007, the company carried out a 1000-for-1 stock split for its common and preferred stock.

(Consolidated basis / Unit: hundreds of millions of yen)

	Mitsubishi UFJ NICOS Co., Ltd.
Fiscal year	FY ending March 31, 2006	FY ending March 31, 2007	FY ending March 31, 2008
Ordinary revenue	3,208	3,676	4,191
Ordinary profit	612	203	Δ509
Net profit	196	Δ521	Δ856
Net profit per share	31.66 yen	Δ57.71 yen	Δ72.38 yen
Annual dividends per share of common stock	4.00 yen	0.00 yen	0.00 yen (tentative)
Net assets per share	120.72 yen	57.91 yen	90.81 yen

(Note)	In the business results for the fiscal years ending March 31, 2006 and March 31, 2007, the business results of DC Card Co., Ltd., which merged with UFJ NICOS on April 1, 2007, are not included.

4.	Status of the Parent Company After the Share Exchange

Trade name	Mitsubishi UFJ Financial Group, Inc.
Principal business	Bank holding company
Main office location	2-7-1 Marunouchi, Chiyoda-ku, Tokyo
Representative	Nobuo Kuroyanagi, President & CEO
Capitalization	1 trillion, 383 billion yen
Net assets (consolidated)	Cannot be determined at this time
Total assets (consolidated)	Cannot be determined at this time
Accounting term	March 31
Summary of accounting procedures	MUFG’s capitalization will not change in this share exchange. Also, the amount of goodwill that will be generated in this share exchange has not yet been determined.
Impact on business results due to the share exchange	There will be no change in the anticipated business results that MUFG has previously reported.

* * *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Mitsubishi UFJ NICOS Co., Ltd.	Public Relations Division	81-3-5296-1128